UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42526

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on February 11, 2026, the Board of Directors (the “Board”) and the Audit Committee of Anbio Biotechnology (the “Company”) approved the dismissal of HTL International, LLC as the Company’s independent registered public accounting firm.

(ii)	Following discussions between the Company and HTL International, LLC, the Audit Committee determined that engaging a new auditor with sufficient available capacity to meet the Company’s reporting timeline and ensure the timely completion of the audit of the Company’s financial statements and the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, would be in the best interests of the Company. HTL International, LLC was appointed as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025 on November 10, 2025 and did not be asked to issue an audit report on the Company’s financial statements for the fiscal year ended December 31, 2025. During the period of HTL International, LLC’s engagement and through February 11, 2026, there were no disagreements between the Company and HTL International, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of HTL International, LLC, would have caused HTL International, LLC to make reference to the subject matter of the disagreements in connection with its reports.

(iii)	The Company provided HTL International, LLC with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On February 11, 2026, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of GGF CPA LTD as its new independent registered public accounting firm to audit the Company’s financial statements, effective February 11, 2026. During the two most recent fiscal years ended December 31, 2025 and 2024 and any subsequent interim periods through the date hereof prior to the engagement of GGF CPA LTD, neither the Company, nor someone on its behalf, has consulted GGF CPA LTD regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from HTL International, LLC addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: February 17, 2026	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

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